Filed by MasTec, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject company: Infrastructure and Energy Alternatives, Inc.

Commission File No. 001-37796

Company:	MasTec, Inc.

Conference Title:	Infrastructure & Energy Alternative acquisition conference call

Moderator:	Marc Lewis

Date:	Monday, 25th July 2022

Conference Time:	08:30 (UTC-05:00)

Operator: Good day, everyone. Welcome to MasTec Infrastructure and Energy Alternative Acquisition Conference Call initially broadcast today on Monday, July 25th, 2022. Let me remind participants that today’s call is being recorded. I’d now like to turn the call over to Mr. Marc Lewis, MasTec’s vice president of investor relations. Please go ahead, sir.

Marc Lewis: Thanks, Alan. Good morning, everyone, and welcome to the MasTec IEA Acquisition Call. The following statement is made pursuant to the Safe Harbor forward looking statements described in the Private Securities Litigation Reform Act of 1995. In these communications, we may make certain statements that are forward looking, such as statements regarding MasTec future results, plans, and anticipated trends in the industries where we operate. These forward looking statements are the company’s expectations on the day of initial broadcast of this conference call and the company does not undertake to update these expectations based on subsequent events or knowledge.

Various risks, uncertainties and assumptions are detailed in today’s press release. The accompanying slide presentation and our filings with the SEC should one or more of these risks or uncertainties materialize, or should any of our underlying assumptions prove incorrect. Actual results may differ significantly from results expressed or implied in these communications. We may refer to a slide presentation in today’s prepared remarks, which will be available through the webcast and also be available for download in the events and presentations area of the Investors Section at MasTec’s website at MasTec.com. It’s a great transaction for both of our companies and for the shareholders, so let’s get right into the details.

With us today, we have CEO, Jose Mas, and CFO, George Pita. And I’d like to turn the call over to Jose for his commentary on the transaction. Jose?

Jose Mas: Thanks, Marc. Good morning and thank you for joining us today. This morning, MasTec is proud to announce that it has entered into a definitive agreement to acquire Infrastructure Energy Alternatives Inc. IEA is a publicly traded company that specializes in infrastructure construction with a focus on both renewable energy and civil infrastructure. Since its founding in 2011, IEA has been a leading contractor in the transition of our country’s energy generation profile as an early entrant in the wind industry, coupled with the significant growth in solar over the last few years. IEA will enhance MasTec service offerings as we continue to grow our ability to better serve our customers in our country’s energy transformation. I would like to take this opportunity to let the IEA family know how excited we are about this transaction and the shared cultural similarities that I believe make this a great combination to help serve an industry that is undergoing significant growth.

I’d like to highlight six key points that I believe make this an excellent strategic fit for MasTec. First, it continues to grow our presence in the energy market and enhances our ESG profile in what we believe is an ongoing early transformation related to both power generation and delivery as the country transitions to a carbon neutral economy. Second, IEA’s roots are those of a union renewables contractor. This transaction expands our renewable business into union markets. MasTec has been an exclusively non-union renewables construction company. More importantly, it allows us to cross-sell complementary services to these same customers with the investments we made last year in growing our union transmission and distribution presence through the acquisitions of both INTREN and Henkels & McCoy.

Third, IEA would add nearly 6000 team members in a market where skilled labor to serve a growing market is so scarce and a challenging procurement and labor market. This added scale gives us the ability to more efficiently service our customers with consistency. IEA is led by an excellent management team with deep generational roots in the business and a strong family type culture with an emphasis on safety. Our cultures are similar and complementary. We believe with MasTec support, there are great opportunities for future growth and margin improvement. Fifth, IEA civil and infrastructure business combined with MasTec civil and infrastructure business creates an improved competitor of size and added scale in yet another market that’s undergoing strong growth with the benefit of investments from the infrastructure bill.

And finally, we believe the transaction is an effective use of capital and attractive multiple and will be immediately accretive even without accounting for synergies. As with most MasTec deals, we’ve been intrigued with the potential of IEA for a long time and for nearly a year, JP Roehm, IEA’s CEO, and I have been discussing the possibility of this transaction. I have long admired their reputation in the market and the loyalty of their people. Today, IEA generates roughly two and a half billion dollars in revenue, comprised of about 1.7 billion in renewables and 800 million in civil. Within their renewables, in addition to their wind and solar business, we’re excited about their maintenance services business. Organically started in 2020, IEA has built a leading renewables maintenance services business that focuses on blade and tower repairs, maintenance, and repowering. While more recurring in nature, we believe demand for these services will grow rapidly as the industry matures and many of the initial OEM warranty periods expire on wind farms. As it relates to their civil business, about 75% is transportation related and the balance is environmental remediation, primarily for coal ash removal. IEA EBITDA guidance for this year is approximately $140 to $150 million, and our expectation is EBITDA in 2023 will be between $160 to $170 million, exclusive of any potential revenue or cost synergies, resulting in approximately a six and a half times purchase price multiple on their standalone 2023 EBITDA. We believe the combination significantly expands our clean energy and infrastructure segment service capabilities and based on the significant demand for our services in the renewable market, this combination allows us to provide our customers with more cost effective solutions at scale.

While we believe this transaction makes a great deal of sense for MasTec, we also recognize that we made a number of large acquisitions in 2021. We carefully considered our bandwidth and our ability to ultimately integrate and properly support IEA. It’s important to note that both INTREN, which we acquired in May of 2001, and Henkels & McCoy which we acquired at year end 2021, are both performing above expectations. Also, we’re impressed with IEA’s management team, and we have a lot of confidence in their ability to continue to grow and improve their business. We believe the renewable industry has been negatively impacted in 2022 with the recent solar circumvention investigation, which has now been mitigated and are confident that both IEA and MasTec have the potential for margin improvements in 2023.

Under the terms of our agreement, IEA shareholders will receive $14.00 a share, comprised of $10.50 per share in cash and $3.50 per share in MasTec shares, or approximately 2.8 million MasTec shares. The acquisition is expected to close during the fourth quarter of 2022 and we expect debt levels for IEA to be about $275 million at closing. We expect MasTec’s net leverage ratio to be just under three times at closing and we expect to delever during 2023 back to levels approaching two times with further reductions to below two times during 2024. While not providing guidance for 2023 in our slide deck today, we provided an early outlook of what our business should look like with the addition of IEA in 2023, with revenues of approximately $13 billion and a blended margin rate of about approximately 9% EBITDA.

We also believe the potential for strong revenue growth and margin expansion will continue and our slide deck includes a path to exceed $15 billion of revenue at a double digit EBITDA margin rate. In addition, in anticipation of our earnings call at the end of next week, we wanted to give an update on what we are seeing in our business. While we expect second quarter 2022 to be in line, we are experiencing higher level of cost for the balance of the year with limited ability to mitigate or generally pass on increases to our customers. We have many contracts that allow for an annual escalator, but customers have been unwilling to allow escalations outside of annual adjustments. As an example, MasTec expects to use approximately 15 million gallons of fuel a quarter, and our average current costs are about $1.50 a gallon greater than they were at the end of the first quarter.

In addition to fuel, labor increases along with supply chain costs and some project inefficiencies have put pressure on second half 2022 margins. For the second half of 2022, we are expecting non-oil and gas margins of 9.5% to 10%, a 250 basis point improvement over the first half of 2022, but roughly a 130 basis point reduction from prior expectations, with revenues in line or potentially slightly better than expectations. These changes imply second half of the year EBITDA margins of 11.5% to 12% in Communications, 10% to 10.5% in Power Delivery and 6% to 6.5% in Clean Energy and Infrastructure. With respect to our Oil and Gas business, we are experiencing both revenue and margin pressure in the second half of 2022. We expected to be able to offset some of the revenue associated with the push out of the MVP project, but current bids and activity all impact 2023 and not 2022.

We expect oil and gas second half of 2022 revenues to be down about 15% versus analyst estimates and cost pressures have impacted our margin profile, and we now expect second half oil and gas margins of approximately 13% versus roughly 17.5% in analyst estimates. On a positive note, future pipeline activity continues to accelerate, and we’re happy to report that post quarter end, we have signed our largest pipeline contract award in over three years. We expect further awards leading up to 2023, and we’re more optimistic about our pipeline group’s long term potential. While we look forward to going into a lot more detail on our earnings call, I just wanted to remind everyone that our new EBITDA guidance of $750 million for 2022 is a reduction from last year of about $180 million. This expected reduction year over year is driven by a year over year EBITDA reduction in our oil and gas business of $375 million, offset by a significant improvement in our non-oil and gas businesses.

With that said, we expected to do better in 2022. While disappointed with our performance. I’m convinced that we’ve made the right strategic decisions for long term success. We believe this transaction helps us achieve that. MasTec is exposed to a number of high growth end markets, and IEA expands those opportunities and increases our presence in the solar industry, an industry that is experiencing unprecedented growth that we expect will actually accelerate.

To recap, today is an exciting day for MasTec and its team members. This highly complementary transaction adds significant scale and capacity to our infrastructure business, enhances our cross-selling opportunities to their customer base, and coupled with our communications and power delivery businesses, positions MasTec to take advantage of many opportunities afforded to us. Again, I’d like to thank JP and his team for their efforts, along with the IEA board, in getting this deal signed. I also look forward to welcoming JP, his management team, and the entire IEA family. We hope they will find a home where they can continue to be challenged, inspired, motivated, and rewarded as they continue to lead the industry and provide value to our customers. This concludes our prepared remarks. I’d now like to turn the call over to the operator for Q&A.

Operator: Thank you, sir. If you’d like to ask a question, please signal at this time by pressing star one on your telephone keypad. If you’re using a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. We ask that you please limit yourself to one question with one follow up question. If you’d like to ask additional questions, please just re-queue by pressing star one again. Once again, everyone, that is star one if you’d like to be placed in the queue to ask a question. We’ll take our first question from Andy Kaplowitz with Citi.

Andrew Kaplowitz: Good morning, Jose. Congrats.

Marc Lewis: Thank you, Andy. Good morning.

Andrew Kaplowitz: So just in terms of your assumptions for next year for IEA, given the renewables market has obviously been pretty volatile lately. Can you give us more color into what you’re thinking or what’s behind the $45 to $50 million projected adjusted net income for FY2023? And can you give us any more detail on the $10 million of synergies on $2.4 billion? That seems like a relatively low number. Is that just conservative?

Jose Mas: So Andy, look, we’ve obviously had a tough 2022 as it relates to guidance. And really, I think for a lot of years we took a lot of pride in being able to beat and raise guidance. So I think as we’ve looked at 2023 in these slides, we’re taking a very conservative estimate. We’ve assumed a low level of growth for IEA. We’ve assumed margins that don’t significantly improve. And quite frankly, both for IEA and MasTec, as we look at the opportunities that exist out there, we think that’s a conservative view. IEA is sitting on a tremendous amount of backlog. I think their backlog growth during the year has been really impressive. I think they have a really good path and a very visible path as to how they achieve their own internal 2023 targets. And again, I think that the growth that we’re seeing in solar is unprecedented. I think that we’re seeing a lot of uptick in wind, again, relative to what we saw in 2022, at least as it relates to us. And I think when you think about synergies all we’ve done is really try to take into account the public company cost synergies that we know will be easily eliminated without making a lot of real assumptions around real operational or revenue synergies.

Andrew Kaplowitz: That’s helpful. And then maybe just a little more color into the timing of the transaction. I know you said, Jose, that Henkels and INTREN are performing above expectations, but obviously, given all the crosscurrents out there and you’re still integrating the two acquisitions. Talk about management’s ability to handle everything. And why shouldn’t we think that a lot of the 2022 noise could carry over into 2023.

Jose Mas: Look, Andy, it’s a good question. And we spent a lot of time thinking about that. We obviously have the benefit of seeing what’s happening across all of our segments on a customer by customer basis. The level of demand that we’re seeing across our business today is somewhat surprising. You know, we keep talking about a recession. And the reality is we’re not generally worried about a recession because the demand for our services is so high. The reality is the challenge that we’re having is procuring those services and meeting those services within the cost structures that we currently have in place and the pressure that we’re seeing on them. So quite frankly, some inflationary pressure for our business today is actually good because we need some of these things to soften, to allow us to better serve our customers and meet the demands that they have.

As we release earnings in the next week and we talk about the balance of 2023, revenue growth outside of oil and gas is really strong. We expected it to be strong. We expected to have a lot of growth. I think we’re seeing that the challenge that we’re doing is in meeting that growth and executing on that growth, the cost pressures that we’re seeing are impacting us. Right. And again, we’re improving margins. Margins are increasing in the second half of the year, but it is taking an impact. And we’re not improving as much as we originally anticipated.

Andrew Kaplowitz: Appreciate the color. Thanks again.

Jose Mas: Thanks, Andy.

Operator: Our next question will come from the line of Steven Fisher with UBS.

Steven Fisher: Thanks. Good morning, guys. I just wanted to maybe start off on the additional costs and guidance for this year. Just trying to assess what you’re assuming for the breakdown of that $113 or so million of additional costs. It sounds like you’re talking about 30 million gallons of fuel consumed. And just curious how much extra cost there is per gallon embedded there. What are the other extra buckets of costs that you have in there? Are you assuming that there’s really no way to kind of recapture any of that later this year? And could there maybe still be some potential for some upside in that second half?

Jose Mas: So, Steve, when you look at our business, then you split it, right? If you take the reduction, and let’s just use $100 million, for argument’s sake, for easy math, about half of that is coming from a reduction in earnings in our oil and gas business in the second half of the year. Right. Obviously, there’s some cost pressures associated with the work that we’re doing, which is resulting in a slightly lower margin. But part of that as well is the fact that MVP has been pushed out, although we took that revenue out last quarter. You know, we were expecting to get some other jobs that could absorb some of the overhead in that business and that hasn’t come to fruition. Right. So we’re holding a higher level of overhead absorption than we probably expected in the second half. And I think revenues are going to come in lower than we expected in the second half as well. So about half of the issue that we see today as we think about what we’re regarding is coming from that side of the business.

When you look at the rest of the business, right, we’re seeing about 130 basis point issue from where we expect it to be. And if you take fuel right at $1.50 at those 15 gallons, it’s roughly a $45 million issue. Some of that is in oil and gas, so this is not in addition to, but at the same, it’s not just fuel. Right. Fuel is the easy one because we all live, we all see it. But we’ve seen labor increase. We’ve seen obviously the supply chain and material cost pressures increase. And we’re in the middle of a lot of contracts. We’ll get escalators. We’re repricing everything into our new bids. Our new bids are coming in higher than what we previously had. But as we work this through until we can get that passed on to customers or it alleviates, it’s impacting our margins.

Steven Fisher: Got it. Then, just maybe on IEA, I understand why it’s important to have a union and non-union business and pipelines. Can you just explain a little bit why that’s important in renewables as well? If it’s the same reason and they have a range of unique businesses, I guess, to what extent do you see all of these as areas you want to invest in to expand their potential?

Jose Mas: Sure. So I think IEA’s done a wonderful job of growing their business. If you go back all the way, even if you start looking from 2019 on, they’re averaging over 20% organic growth a year, which is quite remarkable at their scale. I think that with that said we’re really in the early innings of solar and I think their solar business has grown tremendously. I think they’ve got incredible opportunities, as does MasTec. Right. So again, I think combining these businesses, when you look at what we’re able to pick up in capacity relative to labor, what we’re seeing from our customers quite frankly, our customers are looking to procure jobs at scale. They’re looking to put out really big jobs and they’re looking for contractors that can execute them. I think combined, we offer our customers a real option and a real choice relative to that. So I think that’s really important. A big chunk of this industry has been in the union environment. You know, unfortunately, it’s one that we haven’t been able to break into organically. So I think it adds a tremendous amount to our clean energy and infrastructure business as it relates to renewables.

So I do think it’s important. I think it’s very similar that in the pipeline area where you have geographies where being union is important and you’re not going to get the jobs unless you are. And this gives us access to that, right? When we look at the value that we’re paying, we can make an argument that their renewables business by itself was worth the purchase price that we’re paying. But on top of that, we’re getting a really healthy civil and infrastructure business that complements our civil and infrastructure business. Well, we’re very bullish on that. That business has done very well for us. And again, we’ll talk about that on our earnings call. So I think when you combine that, we see a lot of opportunities in that market. So we’re excited about the entire business. We’re excited about the entire portfolio. Again, we felt we got good value in an industry that we think is going to have tremendous upside.

Steven Fisher: Sounds good. Best of luck.

Jose Mas: Thanks, Steve.

Operator: Next, we’ll go to Jamie Cook with Credit Suisse.

Jamie Cook: Hi. Good morning and congratulations. I guess my first question is, Jose, I understand you’re only assuming about 10 million in cost synergies. Can you just sort of talk about if we dream the dream the opportunity for revenue synergies across your business? And then I guess my second question, I’m just sort of interested in both your and IEA’s thoughts on the timing of this transaction with multiples under pressure, concerns about recession wise, now the right time? Thanks.

Jose Mas: Sure. So again, I think we took a very conservative view in 2023 as we’ve laid it out. You know, when we look at our book of business and we look at their book of business as it relates to renewables, we think the revenue growth opportunity is tremendous much more than what we’ve laid out. You know, obviously over time as we get to really work on integrating the opportunities in this business, I think there’s going to be an enormous amount of potential. I don’t necessarily think it’s by cutting costs. I think it’s about significantly growing with the existing resource base that both companies have, which I think is a very positive end result. When we talk about why now, look, I think are we’re obviously aware of everything that’s happening. You know, where you know, interest rates are going up. A lot of talk about a recession. But the truth is not in our business. The reality is our customers have a tremendous amount of demand for our services. They are having issues finding reliable contractors that can complete their jobs and I think this gives us a tremendous opportunity to add scale to a business in an industry that desperately needs it.

Jamie Cook: I guess one more, Jose, just on the understanding IEA has good backlog. I think it was $2.9 billion. To what degree have you scrubbed that? And are they seeing the same sort of inflationary pressures that you are, that that could be a risk to 2023?

Jose Mas: Yeah, it’s a good question. And I think to their credit, I think they looked at it really hard in the first quarter. They made a lot of adjustments to their own numbers in Q1. They scrubbed every one of their projects based on what they were seeing in cost at the time. They probably did that better than we did. And we feel good about the balance of 2022 and the projects that they’re working on. When we look at 2023 and their business, I think they’ve been able to pass on a lot of the increases to the new jobs that they expect to be doing in 2023. So we feel really comfortable not only about their 2023 numbers, but quite frankly, the second half of 2022.

Jamie Cook: Thank you. Congrats.

Jose Mas: Thanks, Jamie.

Operator: All right. And your next question will come from the line of Noelle Dilts with Stifel.

Noelle Dilts: Hi guys and congrats to you all and to JP and team. So I was hoping you could expand a little bit on just on the clean energy business in terms of you brought down margins there, I think from the high five to low 6% range now lower single digits. How much of that is sort of maybe sort of project challenges versus fuel versus some of the disruption in the market associated with the tariffs and overall solar panel availability? Could you just give us a sense of how to sort of think about the elements there? Thanks.

Jose Mas: Sure. No, I think we’re going to get into a lot of detail on that in our earnings call next week. When we think about the business, we have to segment it. Right. So we’ve obviously have a number of different businesses within our clean energy piece. The renewables business is actually performing better in 2022 and not far from where we thought it would be. We’ve had some challenges in some of the other businesses that we’ll talk about. So I think, again, we’ve got to get into the granularity of it, which we will next week. But I think overall, we feel really comfortable with where the renewable business is headed with the opportunities that exist there and with the opportunity to improve margins over time.

Noelle Dilts: Okay. And then just given IEA’s focus, how are you thinking about the wind and solar dynamic into 2023? Do you think are you still thinking wind is going to rebound to solar moderate or do you think you could see continued growth? Just kind of curious how both you and IEA are thinking about that looking into next year.

Jose Mas: I think in both, and more so in solar than in wind, we’re seeing an unbelievable amount of opportunities for 2023. Our business is going to be way up next year. Just based on what we’ve already won and what we’ve been committed to. Right. So not that everything is signed, but we feel really good that we’re going to see a significant increase in 2023 in our renewables business. And I think if you’d say they feel exactly the same way. I think their backlog is trending in a really positive direction. They’ll release their backlog numbers here in the not too distant future. So, as we put the numbers out for 2023, I think we’ve been more cautious than not, so again, to be as conservative as we can. But I think the opportunity to beat that is going to be quite high.

Noelle Dilts: Okay. Thank you.

Jose Mas: Thanks, Noelle.

Operator: All right. The next question will come from the line of Marc Bianchi with Cowen.

Marc Bianchi: Hey, thanks. Maybe first question on the delivering outlook that you gave, could you talk to what the EBITDA free cash conversion ought to be from this business? And if I even sort of assumed a low level of conversion, it would seem like you would be you should be doing better than the delivering if I just kind of include the cash that you’ll generate between now and the next two years.

George Pita: Hi, Marc, this is George. I think you’re pointing out an appropriate—your thought process is appropriate, certainly from a free cash flow perspective as our business continues to move with the oil and gas pipeline component being a smaller and smaller piece. Our free cash flow profile does improve. As we look out to 2023, we feel very comfortable that we’ll deliver and we’ve committed to delivering the business back in 2023. Initial view may be a little conservative. That’s certainly possible. We have factored in that we’re looking at some pretty sizable growth next year as well. So there’ll be some working capital usage. But we’re very comfortable that our free cash flow profile continues to improve with this acquisition. It’s been strong and will continue to be strong. But certainly this will further improve it as we continue to grow. And we are committed to our investment grade rating profile and maintaining that. And that means that we’ll be focusing on deleveraging here in 2023. We’ll do that as quickly as possible, maybe a little faster than we laid out, but we’ll certainly be focusing on that.

Marc Bianchi: Okay. Thanks for that, George. Maybe at a much higher level, so this acquisition is going to increase the clean energy infrastructure segment. For the 2023 guide, it’s going up to almost 40% from low twenties in 2022. And this is the segment that sort of challenged you guys from a margin expectation perspective. What would you say to investors that might be concerned about this adding extra risk to the just the portfolio of businesses that you have?

Jose Mas: Look, something we also took into account as we really thought about this transaction and the growth that we expect to see, we think it’s an unbelievable market. We think it’s in a market where we’ve both experienced tremendous growth. Again, IEA has been growing at 20% organically over the last three or four years. We’ve taken the business from $300 million to over $2 billion. And we’ve said this a lot and I know it may get looked over, but attaining high margins in that kind of growth environment is incredibly difficult because of the inefficiencies that are created in the business and growth. So I think that the margins will come. We’re very comfortable, as we’ve seen and spent a lot of time in the industry and understanding lots of our competitors and peers is we think the margin profile of that business will end up being very good.

We’re just right now in a high growth phase of that industry that’s going to limit our ability to maximize margins. But we think it’s such a great opportunity that it’s important to make that investment. I think as we talk about clean energy and infrastructure going forward, you’ll see us talk about the different components of that being what is in renewables and what is civil. Because I do think it changes the mix profile as we think about it on a go forward revenue basis. But again, we think the opportunities in these markets is probably underappreciated by the market and we think the opportunity to ultimately attain the right margin profile exists in that business.

Marc Bianchi: Okay. Thanks. I’ll turn it back.

Jose Mas: Thanks, Marc.

Operator: This question will come from Justin Hawke with Robert W. Baird.

Justin Hawke: Good morning, guys. I guess first one, just really more of a technical - just making sure that I understand it, but the enterprise value that you gave. So this cleans up everything. That’s kind of the legacy SPAC elements of that idea. So, it reflects there won’t be any warrants or preferred stock or anything else that comes with this that would change the purchase price.

Jose Mas: That’s correct.

Justin Hawke: Okay. That’s what I thought. And then I guess my second question just I wanted to talk about the contract adjustments that you were talking about, because my understanding is fuel more or less has been kind of a pass through in the way that your contracts are structured. In other words, you haven’t been on the hook for material cost inflation. It’s more about labor efficiencies that really drive your margins. So what is it that’s changing in the way that your new contracts are going in that protect you from some of these inflationary elements that’s different from the past?

Jose Mas: So historically, I mean, historically, we don’t take material risk, right. So that you’re correct on that we might take miscellaneous material risk, but the major materials are normally bought by our customers, but not fuel. Fuel is embedded in our rates. So a lot of times we have unit rates where we get paid for a unit of construction activity. So whether it’s to bury a foot of something or put something on a pole, we get a unit price. Within that unit price our labor and our equipment, which includes fuel, is embedded in that price. So we don’t have some, with very few exceptions, we don’t have contracts that track fuel separately. So every year when we renegotiate for the following year and we get in many cases some sort of CPI index adjustment, those are the conversations that we have. Those are the things we look at. And that’s what ultimately impacts that adjustment. But fuel would definitely be part of our unit rates without it being separate, with very few exceptions.

Justin Hawke: Thank you.

Operator: All right. Let’s go to Adam Thalhimer with Thompson Davis.

Adam Thalhimer: Hey. Good morning, Jose. Congratulations.

Jose Mas: Thanks, Adam.

Adam Thalhimer: Hey, what’s the plan for the IEA? Kind of run its own business separately, or will you at some point put the whole renewables business together? Because in the pipeline business, it kind of worked out keeping Precision and Pumpco separate.

Jose Mas: Look, we’re going to start by running them separately. I think there’s tremendous opportunities to take both businesses and make something really bigger and better out of them. And I think that that’ll be what we’re working towards as soon as we’re able to close this.

Adam Thalhimer: And then what do you. Because sometimes, like you’re saying, sometimes your industry does very well in recessions. And I’m just curious what you’re seeing from your utility customers. I mean, I haven’t seen any evidence of CapEx budgets being cut or anything like that, have you?

George Pita: No, it’s the opposite. I mean, everybody’s having a challenge to meet their workload. Right. It’s a labor issue. and I think that we’re not going to see a slowdown in work. And quite frankly, I think some inflationary pressure helps our helps our business relative to what could happen with labor and fuel, which are probably two of our biggest expense items.

Adam Thalhimer: Correct. Okay. Thank you.

George Pita: Thanks, Adam.

Operator: Okay. The next question will come from the line of Sean Eastman with KeyBanc Capital Markets.

Sean Eastman: Hi, guys. Thanks for taking my questions. Morning. So I was just wondering how this decision to move forward with a big acquisition and renewables evolved. I kind of had in my head that you guys have this established presence in wind, solar. You were embarking on an organic growth strategy. So was there a change in thought process there, a thought process there at some point, or was this always in the back of your mind? Just curious how strategically you guys have been thinking about this over the past two years or so?

Jose Mas: But we’ve always said that if the right opportunity presented itself, it’s something that we would seriously consider. I think based on the growth of the industry and where we think this industry goes over the next decade, quite frankly, we felt that scale was important and this was a transaction that I think significantly improves both companies and gives us tremendous scale with which to serve the industry better.

Sean Eastman: Okay. Understood. Thanks, Jose. And then maybe one for George. Obviously, looking at the cash flow statement for IEA, there’s quite a bit more noise, probably overall lower conversion than what MTZ has, which is pretty top quartile. So George, maybe any thoughts on how much of this IEA EBITDA should be converting, whether there’s some room for improvement around consistency or just overall level of conversion? Any thoughts there would be helpful.

George Pita: Yeah. No, I think that we look at their forecasts and their expectations for the balance of the year. We think they’ll deliver some from where they are now, which I think will show some improvement on the working capital profile that’s expected. And frankly, then I think as we move forward their working capital profile is not we don’t expect it to be materially different from ours. We think there’s a good opportunity there. And this is a business that generates a fair amount of free cash flow because it’s not really overly capital intensive. So we do expect some improvement in their debt levels between now and the end of the year. We kind of indicated that in our expectation of their debt levels, where they are going to be when we were closing. And we see a good path to that.

Sean Eastman: Okay. Got it. So sort of unlevered EBITDA or free cash flow conversion should be able to match what we’ve seen from MTZ over the past several years.

George Pita: It should. It should improve and be similar to what our profile is today on the clean energy side. Yes.

Sean Eastman: Awesome. Okay. Thanks, gents.

George Pita: Thanks, Sean.

Operator: All right. It looks like we have no further questions at this time. So I’d like to turn it back over to Mr. Mas for any additional or closing remarks.

Jose Mas: So just appreciate everybody’s time today and joining us, and we look forward to talking again, I guess, this next Friday. So talk then. Thank you.

Operator: And that does conclude today’s conference. We thank everyone again for their participation.

19